EXHIBIT 16.1

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for PRG-Schultz International, Inc. and subsidiaries (the Company) and, under the date of March 17, 2006, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2005 and 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005. On May 18, 2006, we declined to stand for reelection as principal accountants. We have read the Company's statements included under Item 4.01 of its Form 8-K dated May 24, 2006, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP

May 24, 2006
Atlanta, Georgia